UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-31203

CUSIP NUMBER 64107N206

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NET 1 UEPS TECHNOLOGIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Address of Principal Executive Office (Street and Number)

Rosebank, Johannesburg, South Africa
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Net 1 UEPS Technologies, Inc. (the "Company") has experienced unexpected delays in the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the "Form 10-Q") within the prescribed time period due to the circumstances described below. The delays could not be eliminated without unreasonable effort or expense.

As disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2018, the Company's previously issued consolidated financial statements as of and for the year ended June 30, 2018 should no longer be relied upon due to the Company's re-evaluation of the classification of its investment in Cell C Proprietary Limited ("Cell C"). Although the Company elected the fair value option on acquisition of its investment in Cell C, an unlisted company, this investment was incorrectly presented as available-for-sale and the change in its fair value of $25.2 million, net of taxation of $7.3 million, was incorrectly recorded in other comprehensive income for the year ended June 30, 2018. The investment in Cell C should have been accounted for at fair value with changes in fair value recorded in the statement of operations. The Company's restated consolidated financial statements will reflect the changes in fair value of the investment in Cell C in the consolidated statement of operations.

The Company intends to file an amended Annual Report on Form 10-K for the year ended June 30, 2018 (the "Form 10-K/A") to restate its consolidated financial statements as of and for the year ended June 30, 2018, and to revise selected financial data for the year ended June 30, 2018 and the quarterly information for fiscal 2018 to reflect these change, in each case to reflect the correction of this error. Additionally, the Company is reassessing the effectiveness of the Company's internal control over financial reporting in light of the errors described above.

The Company is working to prepare the Form 10-K/A and complete the restatement and revisions described above as soon as practicable and, therefore, is not able to complete its interim unaudited financial statements and file the Form 10-Q on or prior to the due date without unreasonable effort or expense. The Company currently expects that it will be able to conclude the remaining work in time to file the Form 10-Q within the five day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex M.R. Smith	(2711)	343-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2018	By:	/s/ Alex M.R. Smith
Alex M.R. Smith
	Title:	Chief Financial Officer